UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of May 2003

Copamex, S.A. de C.V.
(Translation of Registrant’s name into English)

Montes Apalaches 101
Residencial San Augustín, C.P. 66260
San Pedro Garza García, N.L. México
(Address of principal office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   No

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Copamex, S.A. de C.V.
(Registrant)

By: /s/ Carlos Luis Díaz Sáenz
Carlos Luis Díaz Sáenz
General Counsel

Date: May 1, 2003

Full Year 2002 Results (1)
FOR IMMEDIATE RELEASE

(Monterrey, N.L. Mexico – March 26, 2003) COPAMEX, S.A. de C.V. today announced its audited consolidated results, stated in Millions of Mexican constant pesos (Ps.), prepared in accordance with Mexican GAAP.

HIGHLIGHTS

SUMMARY – FY’02 COMPARED WITH FY’01

Net sales decreased 2.3 percent

Gross profit decreased 4.1 percent

Operating income decreased 18.1 percent

EBITDA decreased 12.4 percent

EBITDA to net interest expense increased to 2.50 in 2002 (2.41 in 2001)

Debt to EBITDA ratio resulted in 4.46 in 2002 (3.74 in 2001)

Total debt in Mexican pesos increased by 4.6 percent (Ps. 233.1)

Total debt in US Dollars decreased by 2.9 percent (US$ 15.1 Million)

PREVIEW – 1Q’03 ESTIMATED RESULTS COMPARED WITH 1Q’02

Net sales increased 6.0 percent

EBITDA increased 3.1 percent

Net Sales

COPAMEX’s net sales of Ps. 7,867.4 for the year 2002 represent a decrease of 2.3 percent (Ps. 185.2) as compared with 2001. This decline was driven by a decrease of 6.3 percent in sales of printing & writing products and 4.1 percent decrease in sales of packaging products, compensated by a slight increase of 1.0 percent in sales of consumer products.

COPAMEX’s consumer products showed a slight increase in net sales of 1.0 percent during the year 2002 from Ps. 3,758.6 to Ps. 3,794.2 as a result of: (i) additional production capacity of tissue paper (22,000 metric tons), (ii) a significant increase in sales volume of feminine-care products as our brand “SABA” continued growing with the market (iii) additional production capacity of adult diapers that allowed our brand “TENA” to achieve the number-one position in the market (iv) an increase in sales volume of baby diapers supported by an aggressive marketing-campaign to promote our brand “DryKids” and (v) an increase in sales volume of away-from-home products.

Due to a weak economic environment during the year, prices of consumer products decreased in real terms, but were more than compensated with the growth in sales volume – explained above.

Net sales of COPAMEX’s packaging products decreased 4.1 percent during 2002 from Ps. 2,266.0 to Ps. 2,172.1 mainly due to a decrease in prices in real terms, partially offset by an increase in sales volume of corrugated containers and specialty papers.

Net sales of COPAMEX’s printing and writing products decreased 6.3 percent during 2002 from Ps. 2,027.9 to Ps. 1,901.1 During the year COPAMEX’s printing and writing products saw a declining trend in the price of its products in real terms, which was partially offset by declining prices of its raw materials.

(1)	All comparisons for the year ended December 31, 2002 in this report are made against the figures for the year ended December 31, 2001 unless otherwise stated.

Table 1
COPAMEX’s net sales by Division
(in Millions of constant Mexican pesos as of 12/31/2002)

(Ps. Millions)	Net Sales		Change

DIVISION	2002	2001	Ps.	Percent

Consumer products	3,794.2	3,758.6	35.6	1.0%

Packaging	2,172.1	2,266.0	(93.9)	(4.1%)

Printing & writing	1,901.1	2,027.9	(126.8)	(6.3%)

Net sales	7,867.4	8,052.5	(185.1)	(2.3%)

Net sales (US$ Millions)	753.6	830.8	(77.2)	(9.3%)

Cost of goods sold

During the year 2002, cost of goods sold decreased slightly by 1.3 percent (Ps. 67.9), from Ps. 5,176.5 to Ps. 5,108.7 mainly due to a decline in pulp prices offset in part by an increase in the price of the secondary fibers (used for packaging products). The price of secondary fibers like Old Corrugated Containers (OCC) and Double Lined Kraft (DLK) increased significantly during the second and third quarters of 2002. This increase reached its peak in July 2002 after Chinese companies entered into the U.S. market to supply OCC and related secondary fibers.

In order to reduce our exposure to a possible negative effect on the price of secondary fibers, we have been concentrating our supply of such fibers from domestic sources. Currently 80% of the mix comes from domestic sources.

Gross profit

Gross profit decreased during the year 2002 by 4.1 percent (Ps. 117.3) from Ps. 2,876.0 to Ps. 2,758.7 primarily as a result of lower net sales.

Selling, general & administrative expenses

Selling, general & administrative expenses increased by 3.1 percent (Ps. 58.6) during 2002. This increase was associated mainly with: (i) an increase in freight costs related with higher sales volume (ii) the incorporation of new businesses and (iii) advertising expenses for new products launched like tissue paper “Lady Regio”, adult diapers “TENA” and baby diapers “DryKids”.

Operating income and operating margin

Operating income totaled Ps. 798.0 for the year 2002, decreased by 18.1 percent compared with the year 2001 and as a percentage of net sales decreased by 2.0 percentage points to 10.1 from 12.1 percent.

EBITDA and EBITDA margin

During the year 2002, EBITDA decreased by 12.4 percent (Ps. 168.9) to Ps. 1,188.4 and EBITDA margin declined by 1.8 percentage points to 15.1 from 16.9 percent.

(1)	All comparisons for the year ended December 31, 2002 in this report are made against the figures for the year ended December 31, 2001 unless otherwise stated.

Financial Outlook

COPAMEX recently started negotiations with the International Finance Corporation (IFC) to refinance part of its long-term debt. This proposed investment program, if successful, would permit COPAMEX to improve its financial structure significantly.

US$48.8 million of long-term debt will mature in 2003. COPAMEX expects to service this debt by applying US$25.0 million from its operating cash flows (resulting mainly from lower capital expenditures) and to refinance the remaining US$23.8 million with a new loan facility.

Capital Expenditures (CAPEX)

Capital expenditures during the year 2002 were US$39.7 million. COPAMEX estimates that the recently added production capacity will be sufficient to satisfy the volume growth requirements for both 2003 and 2004. COPAMEX estimates a total CAPEX for the year 2003 of US$10.0 million.

Table 2
Balance Sheet
(in Millions of constant Mexican pesos as of 12/31/2002)

Ps. (Millions)	Dec. 31, 2002	Dec. 31, 2001
Current assets	3,382.7	3,342.0

Fixed assets	8,979.4	9,012.3

Other assets	829.4	864.2

Total Assets	13,191.5	13,218.5

Short-term debt	771.1	1,321.8

Current portion of L-T debt	509.7	890.4

Other current liabilities	2,090.1	1,656.9

Long-term debt	4,025.0	2,860.4

Other long-term liabilities	109.7	107.1

Deferred taxes	1,670.1	1,939.9

Total Liabilities	9,175.7	8,776.5

Equity	4,015.8	4,442.0

(1)	All comparisons for the year ended December 31, 2002 in this report are made against the figures for the year ended December 31, 2001 unless otherwise stated.

Copamex, S.A. de C.V. and Subsidiaries
Consolidated Balance Sheets as of December 31, 2002 and 2001
(Thousands of constant Mexican pesos as of December 31, 2002)

	Dec ’ 02	Dec ’ 01		Dec ’ 02	Dec ’ 01

Assets:			Liabilities:

Current assets

Cash and cash equivalents	88,274	229,895	Short-term debt	771,048	1,321,814

Accounts receivable	1,462,112	1,540,167	Current portion of long-term debt	509,665	890,400

Inventories	1,026,429	945,649	Suppliers	1,164,551	994,477

Other accounts receivable	805,836	626,321	Income tax and employee profit sharing	30,896	39,416

			Other accounts payable	894,682	623,034

Total current assets	3,382,651	3,342,032	Total current liabilities	3,370,842	3,869,141

			Long-term debt	4,025,000	2,860,385

Investment in shares	45,976	82,027	Labor obligations	109,728	107,107

Property, plant and equipment, net	8,979,412	9,012,294	Total long-term liabilities	4,134,728	2,967,492

Other assets	650,297	659,716	Deferred income taxes	1,670,139	1,939,937

Goodwill	133,204	122,463	Total liabilities	9,175,709	8,776,570

			Stockholders’ Equity:

			Minority interest	209,816	249,627

			Capital stock	5,099,719	5,094,602

			Additional paid-in capital	6,697	6,697

			Retained earnings	1,580,905	1,641,618

			Net loss	(357,180)	(60,713)

			(Insufficiency) from restatement of
			stockholders’ equity	(654,735)	(620,478)

			Cumulative effect of deferred income taxes	(1,869,391)	(1,869,391)

			Total majority interest	3,806,015	4,192,335

			Total stockholders’ equity	4,015,831	4,441,962

Total assets	13,191,540	13,218,532	Total liabilities and stockholders’ equity	13,191,540	13,218,532

(1)	All comparisons for the year ended December 31, 2002 in this report are made against the figures for the year ended December 31, 2001 unless otherwise stated.

Copamex, S.A. de C.V. and Subsidiaries
Consolidated Statements of Income
for the periods ended December 31, 2002 and 2001
(Thousands of constant Mexican pesos as of December 31, 2002)

	Jan – Dec ’ 02		Jan – Dec ’ 01		CHANGE

					Ps. $	%

Net sales	7,867,393	100.0%	8,052,571	100.0%	(185,178)	-2.3%

Cost of goods sold	(5,108,650)	-64.9%	(5,176,530)	-64.3%	67,880	1.3%

Gross profit	2,758,743	35.1%	2,876,041	35.7%	(117,298)	-4.1%

Selling, general and administrative expenses	(1,960,753)	-24.9%	(1,902,192)	-23.6%	(58,561)	-3.1%

Operating profit	797,990	10.1%	973,849	12.1%	(175,859)	-18.1%

Comprehensive cost of financing:

Interest income	39,094	0.5%	40,859	0.5%	(1,765)	4.3%

Interest expense	(514,278)	-6.5%	(603,062)	-7.5%	88,784	14.7%

Exchange (loss) gain, net	(675,187)	-8.6%	275,936	3.4%	(951,123)	n.a.

Result from monetary position	236,844	3.0%	189,939	2.4%	46,905	24.7%

Other financing cost	(36,433)	-0.5%	(11,955)	-0.1%	(24,478)	n.a.

Total comprehensive cost of financing	(949,960)	-12.1%	(108,283)	-1.3%	(841,677)	n.a.

(Loss) income after comprehensive cost of financing	(151,970)	-1.9%	865,566	10.7%	(1,017,536)	n.a.

Asset write down and other expenses, net	(312,049)	-4.0%	(745,231)	-9.3%	433,182	n.a.

(Loss) income before taxes and employee profit sharing	(464,019)	-5.9%	120,335	1.5%	(584,354)	n.a.

Income tax	(46,768)	-0.6%	(27,638)	-0.3%	(19,130)	n.a.

Deferred income tax	251,318	3.2%	(60,171)	-0.7%	311,489	n.a.

Employee profit sharing	(8,666)	-0.1%	(10,573)	-0.1%	1,907	18.0%

(Loss) income before minority interest	(268,135)	-3.4%	21,953	0.3%	(290,088)	n.a.

Minority interest	(89,045)	-1.1%	(82,666)	-1.0%	(6,379)	-7.7%

Net loss	(357,180)	-4.5%	(60,713)	-0.8%	(296,467)	n.a.

(1)	All comparisons for the year ended December 31, 2002 in this report are made against the figures for the year ended December 31, 2001 unless otherwise stated.

Copamex, S.A. de C.V. and Subsidiaries
Consolidated Statements of Changes in Financial Position
for the periods ended December 31, 2002 and 2001
(Thousands of constant Mexican pesos as of December 31, 2002)

	Jan – Dec ’ 02	Jan – Dec ’ 01

Net (loss) income before minority interest	(268,135)	21,953

Items not requiring the use of resources :

Depreciation and amortization	461,753	431,136
Allowance for doubtful accounts	8,981	5,651
Provision for labor obligations	14,571	14,937
Deferred taxes	(251,318)	60,171
Asset write down	194,534	535,899

Total	160,386	1,069,747

Changes in working capital :
Accounts receivable	69,074	306,907
Inventories	(133,514)	(144,428)
Suppliers	170,073	96,818
Other accounts receivable and payable, net	71,661	35,335

Resources provided by operating activities	337,680	1,364,380

Financing activities:
Bank loans	233,115	(648,886)
Others	(83,390)	(6,482)

Resources used by financing activities	149,725	(655,368)

Investing activities:
Property, plant and equipment, net	(484,168)	(310,975)
Deferred charges	(51,003)	(45,029)
Other investments	(93,855)	(161,626)

Resources used in investing activities	(629,026)	(517,630)

( Decrease) increase in cash and cash equivalents	(141,621)	191,381

Cash and cash equivalents at the beginning of period	229,895	38,514

Cash and cash equivalents at the end of the period	88,274	229,895

(1)	All comparisons for the year ended December 31, 2002 in this report are made against the figures for the year ended December 31, 2001 unless otherwise stated.

Contacts:

Francisco Elosua	Ricardo Garza Kalifa
Investor Relations Manager	Investor Relations
COPAMEX	COPAMEX
Tel. +52 (81) 8152-6125	Tel. +52 (81) 8152-6126
Fax: +52 (81) 8152-6129	Fax: +52 (81) 8152-6129
frelosua@copamex.com	rgarzaka@copamex.com

(1)	All comparisons for the year ended December 31, 2002 in this report are made against the figures for the year ended December 31, 2001 unless otherwise stated.